SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of November, 2000
                 --------------


                      Bonso Electronics International Inc.
                  --------------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                Form 20-F   X              Form 40-F
                          -----                      -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                        No   X
                      -----                     -----



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BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Unit 1106-1110, 11/F Star House                  North America Company Contact :
3 Salisbury Road                                 George O'Leary
Tsim Sha Tsui, Kowloon                           1919 Yacht Colinia
Hong Kong                                        Newport Beach CA 92660 USA
                                                 Tel: (949) 760-9611
                                                 Fax: (949) 760-9607


                      BONSO ELECTRONICS INTERNATIONAL INC.
                REPORTS IMPROVED SECOND QUARTER FINANCIAL RESULTS

HONG KONG (BUSINESS WIRE) November 8, 2000..Bonso Electronics International Inc. (Common Stock--Nasdaq/NMS: BNSO; Warrants--Nasdaq/SmallCap: BNSOZ) reported net income of $2,011,000 on revenues of $15,602,000 for the six months ended September 30, 2000, an increase of 223 and 99 percent, respectively, over earnings of $622,000 and revenues of $7,855,000 posted in the comparable 1999 period.

     Diluted earnings per share of $0.36 in the six months ended September 30, 2000, which compares to $0.17 in the same 1999 period, reflect a 53.1 percent increase in adjusted weighted average shares outstanding due to conversion of warrants in January 2000, which added 2,412,000 additional shares outstanding over the prior year.

     Net income in the three months ended September 30, 2000 rose to $825,000 equal to $0.15 per share, over earnings of $236,000, or $0.065 per share, in the 1999 quarter. Revenues increased to $6,421,000, over $3,515,000 last year.

     "I am pleased to report that the second quarter result is running well ahead of last year. The small drop of turnover and revenues in this quarter compared to the first quarter is basically due to a temporary suspension of shipments of a telecommunications product in August and September while contractual issues were being resolved," said Anthony So, Bonso chairman and Chief Executive Officer. "However, all contractual issues have been resolved, and in October we resumed shipping "two way radio" products monthly close to the first quarter rate. We continue to look forward to a substantial annual performance improvement for this year."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

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The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                       FINANCIAL HIGHLIGHTS--TO FOLLOW###



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                                  BONSO ELECTRONICS INTERNATIONAL INC.
                                       CONSOLIDATED BALANCE SHEET
                                           (In U.S. Dollars)

ASSETS                                                September 30, 2000           March 31, 2000
                                                          (Unaudited)                (Audited)
Current Assets:
  Cash and cash equivalents                              $  4,866,699               $  7,959,404
  Restricted cash deposits                                  2,164,426                  2,071,952
  Trade receivables, net                                    2,613,232                  1,661,050
  Inventories, net                                          5,747,046                  6,192,611
  Notes receivable                                            152,275                    525,175
  Income taxes recoverable                                       --                          112
  Deferred income tax assets - current                           --                       24,802
  Other receivables, deposits and
    Prepayments                                               442,110                    235,851
                                                         ------------               ------------
      Total current assets                               $ 15,985,788               $ 18,670,957

Deposits                                                         --                      398,147
Deferred income tax assets - non current                       45,638                    101,570
Net property, plant and equipment                          17,541,546                 14,622,042
                                                         ------------               ------------
Total assets                                             $ 33,572,972               $ 33,792,716
                                                         ============               ============

Current liabilities :
  Notes payable                                               973,830                    819,099
  Account payable                                           2,076,671                  3,028,023
  Accrued charges and deposits                                376,682                    882,839
  Short-term loans                                               --                      622,229
  Current portion of long-term debt &
    capital lease obligations                                 456,815                    553,467
  Income tax payable                                          170,000                       --
                                                         ------------               ------------
    Total Current Liabilities                            $  4,053,998               $  5,905,657

Long term debt and capital lease
   Obligations, net of current maturities                     685,223                    864,798

Shareholders` equity :
  Common stock par value $0.003 per
  share
   authorized 23,333,334 shares issued and
   outstanding shares 5,515,966                                16,478                     17,133
  Additional paid in capital                               20,696,156                 22,325,500
  Promissory note receivable from
     Shareholder                                                 --                   (1,430,000)
  Retained earnings                                         7,885,145                  5,873,656
  Accumulated other comprehensive
     Income                                                   235,972                    235,972
                                                         ------------               ------------
                                                         $ 28,833,751               $ 27,022,261
                                                         ------------               ------------
Total Liabilities & Shareholders` equity                 $ 33,572,972               $ 33,792,716
                                                         ============               ============


                                                 3
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                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                        CONSOLIDATED STATEMENTS OF INCOME
                                          (In Thousand of U.S. Dollars)
                                                    (Unaudited)

                                                Three months ended                        Six months ended
                                                    September 30                            September 30
                                           ----------------------------------------------------------------------
                                               2000               1999                2000                1999
                                               ----               ----                ----                ----

Sales                                           6,421               3,515              15,602               7,855

Cost of Sales                                  (4,243)             (2,280)            (10,966)             (5,274)
                                           ----------          ----------          ----------          ----------
Gross Profits                                   2,178               1,235               4,636               2,581

Operating Expenses
  Selling Expense                                  79                  38                 213                  90
  Salary & related cost                           580                 380               1,170                 875
  Research & development
  expenses                                         49                  91                  78                  98
  General & admin
    expense                                       545                 424               1,113                 788
                                           ----------          ----------          ----------          ----------
Income from operations                            925                 302               2,062                 730

Other income                                      191                  80                 304                 110

Foreign exchange Gain/
(Loss)                                            (25)                  1                  14                  (6)

Interest Expenses                                (119)                (60)               (222)               (125)
                                           ----------          ----------          ----------          ----------
Income before income tax                          972                 323               2,158                 709
Income tax (charge )                             (147)                (87)               (147)                (87)
                                           ----------          ----------          ----------          ----------
Net income                                        825                 236               2,011                 622
                                           ==========          ==========          ==========          ==========
Per share amounts (in dollars) :
earnings per share
  Basic                                          0.15               0.076                0.36                0.20
  Diluted                                        0.15               0.065                0.36                0.17

Weighted average shares
  Outstanding                               5,527,623           3,115,880           5,527,623           3,115,880

Incremental shares from
  Assumed exercise of
  Warrants and stock
  options                                      68,228             539,950              68,228             539,950

Adjusted weighted average
  Shares outstanding                        5,595,821           3,655,830           5,595,821           3,655,830


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BONSO ELECTRONICS INTERNATIONAL INC.
                                               (Registrant)



Date: November 8, 2000              By: /s/ Henry F. Schlueter
      ----------------                  ----------------------------------------
                                        Henry F. Schlueter, Assistant Secretary